KWESST ANNOUNCES POSTPONEMENT OF SPECIAL MEETING OF SHAREHOLDERS

OTTAWA, SEPTEMBER 27, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW, TSXV: KWE) ("KWESST" or the "Company") announces the postponement of the special meeting (the "Meeting") of  KWESST shareholders (the "Shareholders") in connection with the proposed consolidation of the Company's share capital (the "Consolidation"). The Meeting will reconvene on October 7, 2024, at 3:00 p.m. (Eastern time).

Based on a preliminary assessment of votes received by KWESST, nearly 75% of the votes remain outstanding and the postponement of the Meeting is intended to provide additional time for all Shareholders to have the opportunity to make their voices heard.

KWESST continues to recommend that Shareholders vote FOR the resolution approving the Consolidation. This will allow the Company's Board of Directors to ensure continued compliance with the NASDAQ minimum bid price requirements.

The record date for determining Shareholders eligible to vote at the Meeting remains August 22, 2024. Shareholders who have not yet voted are urged to do so as soon as possible, in accordance with the instructions accompanying the form of proxy or voting instruction form mailed to Shareholders together with the proxy circular. The deadline for Shareholders to return their completed proxies or voting instruction forms has been extended to October 4, 2024, at 3:00 p.m. (Eastern time).

Shareholders who have already voted their securities in support are not required to take further action.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.